March 7, 2008

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007

Filed August 29, 2007

Form 10-Q for the Quarterly Period Ended December 31, 2007

Filed February 11, 2008

File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated February 22, 2008 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which was filed on August 29, 2007, and the Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, which was filed on February 11, 2008. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 or the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 41

1. As noted from our conference call on February 19, 2008, you indicated that you would consider revising your presentation to include funds held for clients and client funds obligations within current assets and current liabilities, respectively, on your consolidated balance sheets. Please provide an analysis that supports this presentation and that considers the terms and conditions associated with your funds held for clients and client funds obligations.

RESPONSE:

As we discussed on our conference call on February 19, 2008, we believe that our current presentation of funds held for clients and client funds obligations provides the reader of our financial statements with transparency regarding the operating assets and liabilities of the Company. However, as discussed on our conference call, we believe that the presentation of our funds held for clients and client funds obligations as a subtotal balance within current assets and current liabilities will also provide the reader with the appropriate transparency. We believe that the presentation of such balances within current assets and current liabilities is supported by the terms, conditions and nature of such funds held for clients and client funds obligations.

As part of our payroll and payroll tax filing services, we enter into written agreements with our clients that, among other things, govern the remittance and custody of impounded funds collected from our clients. Pursuant to the terms of these agreements, we impound funds from our clients prior to the date that our clients are obligated to make payments to their employees for payroll or to the federal, state and local tax authorities. The funds impounded from our clients are held, managed and invested separately from our corporate cash and our corporate marketable securities. Such funds are held for the sole purpose of satisfying our client funds obligations. Our client funds obligations represent ADP’s contractual obligations to remit funds to satisfy our clients’ payroll and tax payment obligations and are recorded on our Consolidated Balance Sheets at the time that ADP impounds funds from our clients. If we failed to perform our contractual obligations to make such payments, our clients could, in accordance with our contractual agreements, demand that ADP make such payments or return the impounded funds to the clients.

Our client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. Within the provisions of Chapter 3, Section A of ARB 43 “Working Capital” (“ARB 43”), paragraph 7 states that “the current liability classification is...intended to include obligations that, by their terms, are due on demand or will be due within one year...from the balance sheet date....” Therefore, we have concluded that our client funds obligations should be reported as a current liability on our Consolidated Balance Sheets.

Our funds held for clients are held, managed and invested separately from our corporate cash and our corporate marketable securities. Such funds are invested in money market accounts and marketable securities that have maturities that extend beyond one year. It is the Company’s intention to restrict the use of the client funds solely to satisfy the client funds obligations. Accordingly, we consider the funds held for clients restricted as to use in accordance with Rule 5-02, paragraph 1, of Regulation S-X and in accordance therewith, such assets are separately disclosed from our cash and cash equivalents. We believe our funds held for clients should be included within the current asset classification since this is consistent with Company’s intent to only utilize such funds to satisfy the client funds obligations. We believe this is appropriate in accordance with paragraph 6 of ARB 43 and related footnote 1 which states:

This concept of the nature of current assets contemplates the exclusion from that classification of such resources as: (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operations, are designated for expenditure in the acquisition or construction of noncurrent assets, or are segregated1 for the liquidation of long-term debts....

1 Even though not actually set aside in special accounts, funds that are clearly to be used in the near future for the liquidation of long-term debts, payments to sinking funds, or for similar purposes should also, under this concept, be excluded from current assets. However, where such funds are considered to offset maturing debt which has properly been set up as a current liability, they may be included within the current asset classification.

Since it is our intent to utilize our funds held for clients solely for the purposes of satisfying our client funds obligations, and since such assets are considered to offset our client funds obligations, we have concluded that our funds held for clients should be included within the current asset classification to be consistent with the classification of our client funds obligations.

We periodically review the disclosures of other companies within our industry. In reviewing the balance sheets of those companies, we noted that Paychex, Inc. and Intuit Inc. also present their respective funds held for clients and client funds obligations within current assets and current liabilities, respectively, and this presentation, as described above, will provide consistency within our industry.

In light of the Staff’s comments, the further consideration of our discussions on our conference call on February 19, 2008, and the analysis provided above, we will, in prospective filings, present our funds held for clients and client funds obligations within current assets and current liabilities, which is a consistent presentation of those in our industry. Please refer to Appendix A to this letter for the presentation of our

Consolidated Balance Sheets that we will include in future filings. We will also clarify our disclosure regarding our intent to restrict the use of the client funds. Please refer to Appendix B to this letter for the presentation of this disclosure that we will include in future filings.

Statements of Consolidated Cash Flows, page 43

2.   It is our understanding from the conference call on February 19, 2008 that you indicated that the increases and decreases in client funds obligations are being presented as an investing cash flow mainly to link the changes with purchases and proceeds from client funds securities. Please explain in detail how the classification of cash received from and paid on behalf of a customer as an investing cash flow is consistent with SFAS 95. Your response should analyze separately the classification of the changes in client funds (i.e., without using the “linking” factor) considering the nature of the specific activity generating the cash flow. Finally, tell us your consideration for presenting the net increases and decreases in client funds obligations as either an operating cash flow or a financing cash flow.

RESPONSE:

We collect client funds and remit such funds to tax authorities for payroll tax filing and payment services and to employees of our payroll services clients. The cash flow streams associated with this process include: (1) the impounding of cash from our customers, (2) the investment of the impounded cash in money market accounts and marketable securities, (3) the sales of such marketable securities or the proceeds from their redemption at maturity, and (4) the payment of our client funds obligations. We believe that the presentation of these cash flow streams is properly presented on our Statements of Cash Flows. In accordance with the Staff’s request, the following represents our conclusions on the classification of these individual cash flow streams relating to our client funds activities:

Impounding of funds from our customers and payment of our client funds obligations – On a daily basis, we deliver funds impounded from clients to satisfy obligations to their employees, or to federal, state or local tax authorities. If the funds held for clients received on any given day is in excess of the client funds obligations that are due to be settled on that day, the Company will invest the cash in money market accounts or marketable securities with varying maturities. Therefore, the cash flow streams associated with this process also include the investment of the impounded cash in money market accounts and marketable securities as well as the sales and maturities of such marketable securities.

As previously mentioned, we consider our funds held for clients to be restricted based upon our intent to hold these funds solely to satisfy our client obligations. This restriction limits our ability to utilize these funds at any time and accordingly, we consider such balances to be the equivalent of an investment whose return of principal requires the satisfaction of conditions contained in our client contracts rather than a mere withdrawal demand. Therefore, the impounding of funds from our customers represents the creation of an investment, for which the related cash flows should be presented as investing activities in the statements of cash flows. The withdrawals of the funds held for clients and payment of our client funds obligations represents a withdrawal and a return of this investment balance. In determining our conclusion on where to present these cash flow streams, we considered paragraph 87 of SFAS 95 which states:

Notwithstanding the desirability of reasonably clear and precise definitions of the three categories of cash flows, the Board recognizes that the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.

We have concluded that the impounding of funds from our customers and payment of our client funds obligations represents an investing activity in our Statements of Cash Flows since these activities are of an investment nature due to the restricted use of such funds.

We considered whether it would be appropriate to report the net increases or decreases in the client funds obligations as operating activities. Because the respective amount of funds held for clients do not enter into the determination of net income, we have concluded that would not be appropriate in light of paragraph 21 of SFAS 95, which states that “[c]ash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

Further, the timing and amount of the cash inflows and outflows associated with our client funds activities are based on numerous factors that are entirely unrelated to ADP’s operating decisions, including but not limited to: (1) dates on which our clients process payroll relative to subsequent weekends and non-banking business days, (2) the salaries of our clients’ employees, (3) the decision by our clients to generate special or bonus payrolls, (4) the clients’ employees exercising their stock options, (5) the dates on which our client funds obligations are due to be paid to the respective tax authorities, and (6) the amount of funds due to the respective tax authorities based on the clients’ employees tax withholding elections. These activities could result in fluctuations of hundreds of millions of dollars of operating cash flows, all of which would have been created from the payroll activities of our clients. Since these cash flows are based on the above described activities of our clients, and since we intend to hold our client funds solely to satisfy our client fund obligations and not in our operations, we do not believe that it would be appropriate to afford favorable or unfavorable treatment to our cash flows from operating activities for the changes in the balance of the client funds obligations.

We considered whether the change in our client funds obligations should be reported as financing activities. In reviewing the description of financing activities within paragraphs 18 to 20 of SFAS 95, we noted that cash flows from financing activities include obtaining resources from owners and providing them with a return on and a return of their investment, and borrowing money and repaying amounts borrowed. We feel that the net increases or decreases in the client funds obligations are not cash flows from financing activities, as we are not borrowing from our payroll clients and providing a return on the borrowed balance. The Company impounds funds to pay our clients’ liabilities and any return on the investment is contractually for the Company’s benefit. Therefore, we concluded that these cash flows do not represent financing activities.

Investment of the impounded cash in money market accounts and marketable securities and sales and maturities of such marketable securities – Once the funds are impounded from our customers, the Company invests the funds in money market accounts and marketable securities. On average, approximately 75 to 80 percent of our funds held for clients are invested in marketable securities. In order to satisfy the client funds obligations, the Company will either sell marketable securities or allow the funds held for clients that are invested in marketable securities to mature. The Company has concluded that these activities represent investment activities consistent with paragraphs 15 through 17 of SFAS 95, which states that “investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments....”

As requested by the Staff, the foregoing analysis explains the classification of cash received from and paid on behalf of our clients without using the “linking” factor. However, we continue to believe that analyzing the components of our client funds activities together is appropriate since the statements of cash flows should report items with similar characteristics within the same group. We believe this is consistent with paragraph 86 of SFAS 95 which states:

While there is widespread agreement that the classification of cash flows according to whether they stem from operating, investing, or financing activities provides useful information, the Board notes that the three categories are not clearly mutually exclusive. For items at the margin, a reasonable case often may be made for alternative classifications.

In addition, we believe that the accounting literature discussing the presentation of the cash flow statement is principles-based and does not provide specific guidance for cash receipts and cash disbursements of our client funds activities. We believe that paragraph 87 of SFAS 95 provides guidance that the classification will not always be clear and it is appropriate to classify cash flow streams based on the nature of such activities.

Further, we believe our cash flow statement presentation should help the reader of the financial statements assess our ability to generate future net cash flows and assess our ability to meet our obligations. In addition, we feel that the reader should be able to utilize our cash flow statement to help understand trends in our cash flows. We believe that our current presentation provides the reader with the most transparent view of the cash flows of the Company. We note in this respect that paragraph 81 of SFAS 95 states:

The Board believes that a statement of cash flows is more useful if cash flows are classified into meaningful groups. The usefulness of classification in financial statements is addressed by Concepts Statement 5, paragraph 20:

Classification in financial statements facilitates analysis by grouping items with essentially similar characteristics and separating items with essentially different characteristics. Analysis aimed at objectives such as predicting amounts, timing, and uncertainty of future cash flows requires financial information segregated into reasonably homogeneous groups.

We believe the cash flow streams associated with our client funds activities share similar characteristics and should be grouped in a similar manner in the cash flow statement. The cash flows associated with our client funds obligations exist as a direct result of our funds held for clients. If the cash inflows and outflows of such activities were not grouped in the same manner in the cash flow statement, we believe that it would inappropriately afford favorable or unfavorable treatment to one of the elements of the cash flow as a result of the changes in the client funds. As discussed previously, the factors that impact the change in the funds held for clients balances are directly a result of our client’s decisions and are not reflective of the Company’s day-to-day operating or financing decisions. Hence, we concluded that these activities should be considered a homogenous group that should be reported in the investing section of the cash flow statement.

Since the cash inflows and outflows of our client funds activities are related, we believe that reporting the activities within the same category is appropriate in accordance with paragraph 84 of SFAS 95, which states:

The Board decided that grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated. It links cash flows that are often perceived to be related, such as cash proceeds from borrowing transactions and cash repayments of borrowings. Thus, the statement reflects the cash flow effects of each of the major activities of the enterprise. Those relationships and trends in them provide information useful to investors and creditors.

Lastly, we periodically review the disclosures of other companies within our industry. In reviewing the statements of cash flows of those companies, we noted that Paychex, Inc. and Intuit Inc. also present the cash flows related to funds held for clients and client funds obligations together as cash flows from investing activities. We feel our presentation provides consistency within our industry in accordance with paragraph 86 of SFAS 95, which states that “[t]he Board concluded that, in general, comparability across enterprises in classifying similar items is desirable.”

Form 10-Q for the Quarterly Period Ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Corporate Investments and Funds Held for Clients, page 15

3.   In your table indicating the categories in which funds held for clients have been invested, we note that certain funds have been identified as being held in cash and cash equivalents. This presentation seems to indicate that these funds should be included in cash and cash equivalents under SFAS 95. Consider referring to these funds as other than cash and cash equivalents, if deemed appropriate.

RESPONSE:

Consistent with our previous response to comments 1 and 2, we consider our funds held for clients to be restricted based upon our intent to restrict the use of the funds solely to satisfy the client funds obligations. Hence, we will clarify our description of the components of the funds held for clients to better reflect their nature. We will also clarify that these funds are appropriately not included in cash and cash equivalents in our Statement of Cash Flows. Please refer to Appendix B for an example of the revised disclosure, which will be included in our prospective filings.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Melissa Walsh

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

	March 31,	June 30,
Assets	2008	2007
Current assets:
Cash and cash equivalents	—	$1,746.1
Short-term marketable securities	—	70.4
Accounts receivable, net	—	1,041.9
Other current assets	—	448.1
Assets of discontinued operations	—	57.7
Total current assets before funds held for clients	—	3,364.2
Funds held for clients	—	18,489.2
Total current assets	—	21,853.4
Long-term marketable securities	—	68.1
Long-term receivables, net	—	226.5
Property, plant and equipment, net	—	723.8
Other assets	—	735.5
Goodwill	—	2,353.6
Intangible assets, net	—	688.0
Total assets	—	$26,648.9

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	—	$125.9
Accrued expenses and other current liabilities	—	1,527.1
Income taxes payable	—	118.7
Liabilities of discontinued operations	—	19.1
Total current liabilities before client funds obligations	—	1,790.8
Client funds obligations	—	18,673.0
Total current liabilities	—	20,463.8
Long-term debt	—	43.5
Other liabilities	—	390.5
Deferred income taxes	—	127.7
Long-term deferred revenues	—	475.5
Total liabilities	—	21,501.0

Stockholders' equity:
Preferred stock, $1.00 par value:
Authorized, 0.3 shares; issued, none	—	—
Common stock, $0.10 par value:
Authorized, 1,000.0 shares; issued xxx.x shares at March 31, 2008 and June 30, 2007; outstanding, xxx.x and 535.8 shares at March 31, 2008 and June 30, 2007, respectively		63.9
Capital in excess of par value	—	351.8
Retained earnings	—	9,378.5
Treasury stock- at cost: xxx.x and 102.9 shares at March 31, 2008 and June 30, 2007, respectively	—	(4,612.9)
Accumulated other comprehensive income (loss)	—	(33.4)

Total stockholders' equity	—	5,147.9
Total liabilities and stockholders’ equity	—	$26,648.9

See notes to the consolidated financial statements.

APPENDIX B

Funds held for clients represent assets that, based upon the Company’s intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients represent investments that have been invested in the following categories:

	March 31,	June 30,
	2008	2007

Funds held for clients:
Restricted cash and cash equivalents held to satisfy client funds obligations	$—	$5,189.2
Restricted short-term marketable securities held to satisfy client funds obligations	—	2,403.2
Restricted long-term marketable securities held to satisfy client funds obligations	—	10,827.7
Other restricted assets held to satisfy client funds obligations	—	69.1
Total funds held for clients	$—	$18,489.2

The Company has reported a liability within client funds obligations on the Consolidated Balance Sheet for the remittance of the funds held for clients to the employees of the Company’s clients or to the federal, state or local tax authorities. The client funds obligation, which represents a liability that will be repaid within one year of the balance sheet date, totaled $xx,xxx.x million and $18,673.0 million as of March 31, 2008 and June 30, 2007, respectively. The Company utilizes a strategy to extend the maturities of its investment portfolio for funds held for clients and employs short-term financing arrangements to satisfy its short-term funding requirements relating to client funds obligations.